UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G

             Under the Securities Exchange Act of 1934

                        (Amendment No. 3)*

                         ENTEROMEDICS INC

                          (Name of Issuer)

                           COMMON STOCK

                   (Title of Class of Securities)


                             29365M208

                          (CUSIP Number)

                         December 31, 2010

        (Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[x] Rule 13d - 1(b)

    Rule 13d - 1(c)

    Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                  (Continued on following page(s)
                        Page 1 of 10 Pages

CUSIP NO. 29365M208            13G           Page   2   of   10

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   T. ROWE PRICE ASSOCIATES, INC.
   52-0556948

2  Check the Appropriate Box if a Member of a Group*

                                                       (a) ____
   NOT APPLICABLE                                     (b) ____

3  SEC Use Only

   ______________________________

4  Citizenship or Place of Organization

   MARYLAND

Number of      5  Sole Voting Power
               **
Shares            400,006

Beneficially   6  Shared Voting Power
               **
Owned By Each     -0-

Reporting      7  Sole Dispositive Power
               **
Person            4,133,498

With           8  Shared Dispositive Power

                  -0-

9  Aggregate Amount Beneficially Owned by Each Reporting Person

   4,133,498

10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
   Shares*

   NOT APPLICABLE

11 Percent of Class Represented by Amount in Row 9

   13.8%

12 Type of Reporting Person*

   IA
               *SEE INSTRUCTION BEFORE FILLING OUT!
         **Any shares reported in Items 5 and 6 are also
                       reported in Item 7.

CUSIP NO. 29365M208             13G       Page  3   of  10  Pages

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   T. ROWE PRICE HEALTH SCIENCES FUND, INC.
   52-1952906

2  Check the Appropriate Box if a Member of a Group*

                                                       (a) ____
   NOT APPLICABLE                                     (b) ____

3  SEC Use Only

   ______________________________

4  Citizenship or Place of Organization

   Maryland

Number of      5  Sole Voting Power
               **
Shares            1,000,000

Beneficially   6  Shared Voting Power
               **
Owned By Each     -0-

Reporting      7  Sole Dispositive Power
               **
Person            -0-

With           8  Shared Dispositive Power

                  -0-

9  Aggregate Amount Beneficially Owned by Each Reporting Person

   1,738,100

10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
   Shares*

   NOT APPLICABLE

11 Percent of Class Represented by Amount in Row 9

   5.8%

12 Type of Reporting Person*

   IV
               *SEE INSTRUCTION BEFORE FILLING OUT!
**The aggregate amount reported on this page is also included in the aggregate amount reported by T. Rowe Price Associates, Inc. on page 2 of this Schedule 13G.


CUSIP NO. 29365M208             13G       Page  4   of  10  Pages

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   T. ROWE PRICE NEW HORIZONS FUND, INC.
   52-0791372

2  Check the Appropriate Box if a Member of a Group*

                                                       (a) ____
   NOT APPLICABLE                                     (b) ____

3  SEC Use Only

   ______________________________

4  Citizenship or Place of Organization

   Maryland

Number of      5  Sole Voting Power
               **
Shares            908,400

Beneficially   6  Shared Voting Power
               **
Owned By Each     -0-

Reporting      7  Sole Dispositive Power
               **
Person            -0-

With           8  Shared Dispositive Power

                  -0-

9  Aggregate Amount Beneficially Owned by Each Reporting Person

   1,816,800

10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
   Shares*

   NOT APPLICABLE

11 Percent of Class Represented by Amount in Row 9

   6.1%

12 Type of Reporting Person*

   IV
               *SEE INSTRUCTION BEFORE FILLING OUT!
**The aggregate amount reported on this page is also included in the aggregate amount reported by T. Rowe Price Associates, Inc. on page 2 of this Schedule 13G.


SCHEDULE 13G
PAGE  5   OF  10

Item 1(a) Name of Issuer:

          Reference is made to page 1 of this Schedule 13G

Item 1(b) Address of Issuer's Principal Executive Offices:

          2800 PATTON RD, ST. PAUL, MN 55113

Item 2(a) Name of Person(s) Filing:

          (1)  T. Rowe Price Associates, Inc. ("Price
               Associates")

          (2) T. Rowe Price Health Sciences Fund, Inc.

          (3)  T. Rowe Price New Horizons Fund, Inc.

  X Attached as Exhibit A is a copy of an agreement between the Persons Filing (as specified hereinabove) that this
          Schedule 13G is being filed on behalf of each of them.

Item 2(b) Address of Principal Business Office:

          100 E. Pratt Street, Baltimore, Maryland 21202

Item 2(c) Citizenship or Place of Organization:

          (1) Maryland

          (2)  Maryland

          (3)  Maryland

Item 2(d) Title of Class of Securities:

          Reference is made to page 1 of this Schedule 13G

Item 2(e) CUSIP Number: 29365M208


Item 3    The person filing this Schedule 13G is an:

  X       Investment Adviser registered under Section 203 of the
          Investment Advisers Act of 1940

  X       Investment Company registered under Section 8 of the
          Investment Company Act of 1940

  X       Investment Company registered under Section 8 of the
          Investment Company Act of 1940






CUSIP 29365M208
PAGE 6 OF 10

Item 4    Ownership                           Deemed
                                           Outstanding
                                               And
                                           Beneficially
                              Units       Owned Directly
                              Deemed        Subject to
                           Beneficially     Warrants &
                              Owned         Conversion
                             Directly       Privileges    Total
                           ____________   ______________ _______

(1) WITH RESPECT TO
    PRICE ASSOCIATES
    (includes shares
    reported in
    (2) below):

    (a) Amount
        Beneficially
        Owned . . . . . .  2,223,070       1,910,428     4,133,498

    (b) Percent of
        Class . . . . . . . . . . . . . . . . . . . . . .    13.8%

    (c) Number of
        units as
        to which
        such
        person has: . . .  ___________    ___________      ______

       (i)  *sole power
            to vote or
            to direct
            the vote . . .      213,067    186,939        400,006

      (ii)  *shared power
            to vote or
            to direct
            the vote . . .      -0-          -0-             -0-

     (iii)  *sole power
            to dispose or
            to direct the
            disposition
            of . . . . .        213,067    1,910,428     4,133,498
            *shared power
            to dispose or
            to direct the
            disposition
            of . . . . .         -0-         -0-             -0-
(2) WITH RESPECT TO                          CUSIP 29365M208
    T. Rowe Health Sciences Fund, Inc.       Page 7 of 10 Pages

                                              Deemed
                                           Outstanding
                                               And
                                           Beneficially
                              Units       Owned Directly
                              Deemed        Subject to
                           Beneficially     Warrants &
                              Owned         Conversion
                             Directly       Privileges    Total
                           ____________   ______________ _______


    (a) Amount
        Beneficially
        Owned . . . . . .  1,000,000         738,100     1,738,000

    (b) Percent of
        Class . . . . . . . . . . . . . . . . . . . . . .  5.8%

    (c) Number of
        units as
        to which
        such person
        has . . . . . . .  ___________    ___________      ______

       (i)  *sole power to
            vote or to
            direct the
            vote . . . .   1,000,000         738,100     1,738,000

      (ii)  *shared power
            to vote or
            to direct
            the vote . . .     -0-           -0-        -0-

     (iii)  *sole power
            to dispose or
            to direct the
            disposition
            of . . . . .       -0-           -0-        -0-
      (iv)  *shared power
            to dispose or
            to direct the
            disposition
            of . . . . .       -0-           -0-        -0-

*Units reported in subcategories (i) and (ii) are also included in subcategory (iii) or (iv).

(3) WITH RESPECT TO                          CUSIP 29365M208
    T. Rowe New Horizons Fund, Inc.          Page 8 of 10 Pages

                                              Deemed
                                           Outstanding
                                               And
                                           Beneficially
                              Units       Owned Directly
                              Deemed        Subject to
                           Beneficially     Warrants &
                              Owned         Conversion
                             Directly       Privileges    Total
                           ____________   ______________ _______


    (a) Amount
        Beneficially
        Owned . . . . . .   908,400          908,400     1,816,800

    (b) Percent of
        Class . . . . . . . . . . . . . . . . . . . . . .  6.1%

    (c) Number of
        units as
        to which
        such person
        has . . . . . . .  ___________    ___________      ______

       (i)  *sole power to
            vote or to
            direct the
            vote . . . .   908,400           908,400     1,816,800

      (ii)  *shared power
            to vote or
            to direct
            the vote . . .     -0-           -0-        -0-

     (iii)  *sole power
            to dispose or
            to direct the
            disposition
            of . . . . .       -0-           -0-        -0-
      (iv)  *shared power
            to dispose or
            to direct the
            disposition
            of . . . . .       -0-           -0-        -0-

*Units reported in subcategories (i) and (ii) are also included in subcategory (iii) or (iv).
SCHEDULE 13G                                      PAGE 9 OF 9

Item 5  Ownership of Five Percent or Less of a Class.

  X    Not Applicable.

       This statement is being filed to report the fact that, as of the date of this report, the reporting person(s) has
       (have) ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6  Ownership of More than Five Percent on Behalf of Another
        Person

        (1) Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

            The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time

            Except as may be indicated if this is a joint filing with one of the registered investment companies sponsored by Price Associates which it also serves as investment adviser ("T. Rowe Price Funds"), not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates.

        (2) With respect to securities owned by any one of the T. Rowe Price Funds, only State Street Bank and Trust Company, as custodian for each of such Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

Item 7  Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent
        Holding Company.

        Not Applicable.

Item 8  Identification and Classification of Members of the Group.

        Not Applicable.







SCHEDULE 13G
PAGE  10  OF  10

Item 9   Notice of Dissolution of Group.

         Not Applicable.

Item 10  Certification.

         By signing below I (we) certify that, to the best of my
         (our) knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. T. Rowe Price Associates, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price Associates is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

                            Signature.

         After reasonable inquiry and to the best of my (our) knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.


Dated: January 10, 2011            Dated: January 10, 2011

T. ROWE PRICE HEALTH SCIENCES      T. ROWE PRICE ASSOCIATES, INC.
        FUND, INC.


By: /s/ David Oestreicher          By: /s/ David Oestreicher
    David Oestreicher,                 David Oestreicher,
    Vice President                     Vice President

                      Dated: January 10, 2011

                    T. ROWE PRICE NEW HORIZONS
                            FUND, INC.


                     By: /s/ David Oestreicher
                        David Oestreicher,
                          Vice President

Note: This Schedule 13G, including all exhibits, must be filed with the Securities and Exchange Commission, and a copy hereof must be sent to the issuer by registered or certified mail not later than February 14th following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.
12/31/2010
EXHIBIT A


                            AGREEMENT

                   JOINT FILING OF SCHEDULE 13G


     T. Rowe Price Associates, Inc. (an investment adviser registered under the Investment Advisers Act of 1940) T. Rowe Price New Horizons Fund, Inc. and T. Rowe Price Health Sciences Fund, Inc., a Maryland corporation, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

     It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

     It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.


Dated: January 10, 2011            Dated: January 10, 2011


T. ROWE PRICE HEALTH SCIENCES      T. ROWE PRICE ASSOCIATES, INC.
        Fund, Inc.


By: /s/ David Oestreicher          By: /s/ David Oestreicher
    David Oestreicher,                 David Oestreicher,
    Vice President                     Vice President


                      Dated: January 10, 2011

                    T. ROWE PRICE NEW HORIZONS
                            FUND, INC.


                     By: /s/ David Oestreicher
                        David Oestreicher,
                          Vice President